Ms. Kathryn S. McHale,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20002

21 September 2009

Re: Allied Irish Banks, p.l.c.

Form 20-F for the fiscal year ended December 31, 2008

File Number: 01-10284

Dear Ms. McHale,

Thank you for your letter dated 3 September 2009 in relation to the above filing. We have reviewed your comments and have detailed below our responses and, where appropriate, indicated the relevant action we intend to take when preparing future filings.

3.1 Credit Risk, page 68

1.	We note your disclosure on page 80 that specific provisions for your larger loans are determined based upon the value of the collateral held. Additionally, you disclose that absent liquid markets, you value these loans based upon consultations with valuers, use of professional valuations, use of residual value methodologies, and the application of local market knowledge in respect of property and its location. Please tell us as of June 30, 2009 and December 31, 2008 and also revise future filings beginning with your Form 20-F for the period ended December 31, 2009 to disclose the following:

AIB response

AIB Group’s impaired loans amounted to €10.8 billion at 30 June 2009 (31 December 2008: €3.0 billion). Of these impaired loans, at 30 June 2009 €8.0 billion (31 December 2008: €1.7 billion) related to property and construction.

Specific provisions for impaired loans are calculated by discounting the expected future cash flows at the exposures’ effective interest rate and comparing the result to the carrying value of the loan to determine the level of provision. Our approach to the valuation of collateral is consistent across all impaired loans. For the purpose of this response we have focused on the impaired loans within the property and construction portfolio.

For impaired property and construction exposures, cash flows will generally emanate from the development and/or disposal of the assets which comprise the collateral held by the Group. The Group’s preference is to work with the obligor to progress the realisation of the collateral although in some cases the Group will foreclose its security to protect its position. AIB typically holds various types of collateral as security for these loans, e.g. land, developed land and investment properties or a combination of these assets via cross collateralisation.

Accordingly, the valuation of such collateral is a key determinant of the required level of impairment provision. The Group uses different methodologies in assessing the value of collateral depending on the facts and circumstances of each case including: consultations with valuers; use of professional valuations; use of residual market methodologies; and the application of local market knowledge in respect of the property and its location. We would point out however, that given the significant dislocation in the property markets in Ireland during 2008, professional valuations were often unavailable or unreliable. The specific questions you have raised are responded to below:-

•	Explain in further detail each of these methodologies, specifically how the amounts are derived and reviewed for appropriateness;

AIB response

Consultations with valuers would represent circumstances where local external valuers are asked to give verbal “desk top” updates on their view of the assets’ value. Consultation also takes place on general market conditions to help inform the Group’s view on the particular property valuation. The valuers are external to the Group and would be familiar with the location and asset for which the opinion is being requested.

Use of professional valuations would represent circumstances where external firms are requested to provide formal written valuations in respect of the property.

The residual value methodology assesses the value in the land or property asset after meeting the incremental costs to complete the development. This approach looks at the cost of developing the asset to determine the residual value for the Group, including covering the cost to complete, including additional funding costs, to determine the expected residual cash-flows from completing the development. The key factors considered are: (i) the development potential given the location of the asset; (ii) its likely near term planning status; (iii) levels of demand; (iv) all costs associated with the completion of the project; and (v) expected market prices of completed units. Some elements of this approach are derived from one or a combination of the other valuation methodologies.

Application of local market knowledge would represent circumstances where local bank management, familiar with the property concerned, with local market conditions, and with knowledge of recent completed transactions, would provide indications of the likely realisable value and a potential timeline for realisation.

Each division has a dedicated workout unit whose function it is to monitor and proactively manage impaired loans. Ultimately the specialised loan ‘work-out’ manager will decide on the valuation method(s) to be used based on his/her expert judgement. The ‘work-out’ manager then recommends the required provision to the appropriate approval authority. The Group operates a tiered approval framework for provisions which are approved, depending on amount, by various delegated authorities up to Divisional Credit Committee/Special Credit Committee level. These committees are chaired by the Divisional Chief Credit Officer/Managing Director, where the valuation/provision is reviewed and challenged for appropriateness and adequacy.

•	How and when you determine which methodology to use in valuing the underlying collateral along with the typical timing and frequency for when these valuations are performed and/or obtained; and

AIB response

The divisional debt recovery units analyse all available information to identify the action that will provide the most likely out-turn based on the individual loan and expected method of recovery for the Group. As values declined and liquid markets disappeared during 2008 professional valuations were less relevant and reliable and residual value methodologies were more appropriate in certain circumstances. A residual value methodology is typically used where the Group expects to recover its loan from the development or completion of the project. Ultimately the specialised loan ‘work-out’ manager will decide on the method(s) to be used based on his/her expert judgement.

Up to date external professional valuations are sought in circumstances where it is believed that sufficient transactional evidence is available to support an expert objective view. As described above, given the significant dislocation in the property markets during 2008, professional valuations were often unavailable or unreliable. Historic professional valuations are also used as benchmarks to compare against current market conditions.

In certain circumstances valuers are asked to give verbal “desk top” updates on their view of the assets’ value and general market conditions. This approach is used in conjunction with the views of experienced internal credit officers and local bank management, and includes comparisons to similar assets in the location and likely supply and demand for the product, to assist in deriving a value for the Group’s collateral.

If, following these internal considerations, which include consultations with valuers, the optimal value for the Group will be obtained through the development/completion of the project; a residual value methodology is used.

These approaches and valuation outcomes are documented and ultimately reviewed and challenged by the relevant delegated credit authority.

In assessing loans for specific impairment, the aforementioned methodologies are used initially to assist in quantifying the level of impairment and are reviewed quarterly as part of the assessment of the adequacy of specific provisions for individually significant impaired loans. As part of that process external valuations or consultations with valuers are sought if appropriate and relevant as outlined above.

•	The number of loans along with their respective amounts and or percentage of collateral dependent loans valued using each of these methodologies.

AIB response

At 30 June 2009, €7.0 billion (31 December 2008: €1.5 billion) of the Group’s property and construction impaired loans related to land and development which includes undeveloped land, together with land with developments in course of construction. As set out above, we use different methodologies in assessing the value of collateral depending on the facts and circumstances of each case. It is not possible or appropriate to outline the number or value of loans where each individual method is used.

At 30 June 2009, €1.0 billion (31 December 2008: €0.2 billion) of the property and construction impaired loans relate to loans with investment property assets as collateral. Investment property assets comprise completed developments which are available for letting or disposal in their current condition. In some cases the assets will be generating rental income. With regard to Investment property assets, valuations are completed using recent professional valuations and/or by consulting with external valuers, who provide opinions on current values, based on yields for similar investment asset class and location. We would mention that these valuations, and opinions on same, are reviewed and challenged internally as to their appropriateness.

All property impaired loans (€8 billion) continue to be subject to the methodologies we have outlined above as at 30 June 2009.

We will revise our future filings to deal with the matters raised in this question and the proposed disclosures are set out in Appendix 1. I would mention that the Irish Government proposes to establish a National Asset Management Agency (“NAMA”) and the legislation is currently being debated in the Irish Parliament. The purpose of the NAMA is to purchase the higher risk loans from certain Irish banks and financial institutions, including AIB. The passing of the legislation and the commencement of NAMA’s operations may have a significant impact on AIB’s credit risk disclosures at December 31, 2009, and the disclosures proposed herein may require to be amended to reflect these developments.

2.	As a related matter, you disclose that when assessing the amount and timing of cash flows, you have applied discount to previously recorded collateral values. You further state that these discounts are typically in the range of 20% to 50% with some property assets receiving greater discounts. Please tell us and revise future filings beginning with your Form 20-F for the period ended December 31, 2009 to disclose the following:

•

How you determine the discounts applied to the collateral values and reasons for such a wide spread in discount ranges. In this regard, we note your disclosure that for property collateral, it may take greater than two years and as long as five years before you realise the cash flows. We also note that paragraph AG84 of IAS 39 requires you to factor in the costs for obtaining and selling the collateral in your determination of the present value of the estimated cash flows for these loans. Please confirm if these are the main reasons for the discounts applied. Otherwise, please tell us the reasons for these discounts;

AIB response

As a point of clarification, AIB has not applied discounts to previously recorded collateral values but rather the discounts arrived at are a function of the collateral valuation process described in detail in response to Question 1.

As outlined under Question 1 above, the Group uses a variety of methods to establish the recoverable value of property assets held as collateral, and this is the key determinant in arriving at the impairment loss. After applying one of the above methodologies or a combination of these, depending on the type and nature of the collateral, the valuations typically result in the property assets being valued at amounts which represent discounts in the range of 20% to 50% from original valuations with some property assets receiving greater discounts. All costs likely to be associated with the realisation of the collateral are taken into account in the cash flow forecasts.

Apart from the value to be realised from the collateral, the other key driver of the level of provision is the time it takes to receive the funds from the realisation of security. Depending on the type of security and stage of development, it has been estimated that it may take in excess of two years and up to five years (page 80, 2008 Form 20-F) before AIB receives funds from the sale of the assets. In accordance with IAS 39, AIB discounts these cash flows at the assets’ effective interest rate to calculate their net present value and compares this with the carrying value of the asset, the difference being the level of provision required.

In summary, discounts are not applied directly to the value of our collateral. The discounts referred to, are a result of the valuation methodology used, rather than a component part of the valuation approach.

We would also confirm that we do apply the guidance in IAS 39, paragraph AG84 relating to the costs for obtaining and selling collateral in our determination of the present value of the estimated cash flows for these loans.

•	Differentiate by collateral type, location, and any other criteria deemed necessary, the typical discounts applied to your collateral values; and

AIB response

As highlighted above the discounts to original value are arrived at having applied the aforementioned methodologies either individually or where appropriate in combination. The spread of discounts is influenced by the type of collateral, e.g. land, developed land or investment property and also their location. The valuation arrived at is therefore a function of the nature of the asset e.g. unserviced land in a rural area will most likely suffer a greater reduction in value if purchased at the height of a property boom than a fully let investment property with strong lessees. The discounts to original value, having applied our valuation methodologies, by collateral type are typically as follows:-

Land Urban	20% to 50%
Land Rural	Greater than 50%
Developed land/partially developed i.e. with completed stock	20% to 50%
Investment property	20% to 50%

As mentioned, certain assets across the above classes can have valuations which result in discounts greater than 50% because of their nature/circumstances e.g. poor location or delayed planning status.

•	The policies and procedures for reviewing the discounts applied to collateral for appropriateness and how often these amounts are revised.

AIB response

As described above, the Group uses different methodologies to determine valuations to use in the provisioning process, depending on the facts and circumstances of each case. The valuations determined and the resultant provisions are reviewed and challenged as part of the approval process on a quarterly basis.

We will revise our future filings to explain our valuation approach more clearly and the proposed disclosures are set out in Appendix 1.

Audit Committee, page 113

3.	In future filings please disclose whether AIB’s audit committee financial expert(s) is independent. Please refer to Item 16A (a)(2) of Form 20-F.

AIB response

We confirm that AIB’s audit committee financial experts are independent as noted in Item 16A (a)(2) of Form 20-F and as defined in 17 CFR 240.10a-3 of the General Rules and Regulations of the Securities and Exchange Act, 1934. This will be stated, as appropriate, in future filings of our Form 20-F (Appendix 2).

Note 24 Derivative Financial Instruments, page 172

4.	Due to the significance of your derivative balances and for the purposes of greater transparency, please tell us and revise future filings to disclose the amount of change, during the period and cumulatively, in the fair value of your derivatives that is attributable to changes in your own credit risk and disclose your method for determining this amount.

AIB response

The Group’s valuation techniques for derivatives do not include any element attributable to our own credit risk. Future filings will be updated to reflect this as appropriate.

As at December 31 2008, approximately 70% of the fair value of derivatives related to inter-bank exposures. The majority of inter-bank derivative transactions are managed under ISDA Master Netting Agreements often supported by a cash collateralised Credit Support Annex.

It is the view of management that AA and A rated banks are capable of achieving execution of vanilla interest rate and foreign exchange derivatives without paying a credit premium. AIB has no material positions in non vanilla derivatives instruments. AIB continued to execute in the derivative market throughout 2008 at market prices without any adjustment for AIB specific credit risk. Such market observations throughout 2008 are also consistent with the view expressed in BC 92 of IAS 39 where it is stated that “The Board also noted that the fair value of liabilities secured by valuable collateral, guaranteed by third parties or ranking ahead of virtually all other liabilities is generally unaffected by changes in an entity’s creditworthiness”.

In relation to our non bank derivatives exposures, the majority are linked to loan facilities and share documentation and security with same. The nature of the transactions is that onward sale of the loan asset and the related derivative is unlikely, but where this is provided for in the documentation, termination or transfer is at market rates. This is borne out by our experience to date.

We will revise our future filings to explain our valuation approach more clearly and the proposed disclosures are set out in Appendix 3.

Related Party Transactions, page 240

5.	In future filings please disclose whether loans entered into with related parties: (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and (c) did not involve more than the normal risk of collectability or present other unfavourable features. Please refer to Instruction 2 to Item 7.B. of Form 20-F.

AIB response

We confirm that future filings will include the above disclosure in line with Item 7.B. of Form 20-F and the proposed disclosures are set out in Appendix 4.

Item 19. Exhibits

6.	Please provide to us the certification required by Instruction 13 to Item 19, the Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by your chief financial officer dated March 13, 2009 rather than March 13, 2008. Please ensure that all of your certifications are properly dated in all future filings.

AIB response

The certification was completed on 13 March 2009 and was signed by the Group Finance Director as at that date. Appendix 5 attached provides the certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002,.

*            *            *            *             *            *

In responding to the matters addressed above, AIB acknowledges that:-

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the responses adequately address the comments raised and if you would like to discuss any of the above in further detail please feel free to contact Brendan McHugh at +353 1 6414296.

Yours sincerely,

Maeliosa O’hOgartaigh
Acting Chief Financial Officer

Appendix 1

3.1 Credit risk (page 80)

Specific provisions are created to cover impaired loans in the portfolio using the methodologies as outlined on pages 75-76. Specific provisions for larger loans (individually significant) have been raised by reference to the individual characteristics of each credit including an assessment of the value of collateral held. Some key principles have been applied particularly in respect of property collateral held by the Group as property impaired loans amounted to €x billion (31 December 2008: €1.7 billion) of the Group’s total impaired loans of €x billion (31 December 2008: €3 billion).

For impaired property and construction exposures, cash flows will generally emanate from the development and/or disposal of the assets which comprise the collateral held by the Group. AIB typically holds various types of collateral as security for these loans, e.g. land, developed land and investment properties or a combination of these assets via cross collateralisation.

The Group has used a number of methods to assist in reaching appropriate valuations for its collateral given the absence of a liquid market for property related assets. These include: consultations with valuers; use of professional valuations; use of residual value methodologies; and the application of local market knowledge in respect of the property and its location.

Consultations with valuers would represent circumstances where local external valuers are asked to give verbal “desk top” updates on their view of the assets’ value. Consultation also takes place on general market conditions to help inform the Group’s view on the particular property valuation. The valuers would be external to the Group and would be familiar with the location and asset for which the valuation is being requested.

Use of professional valuations would represent circumstances where external firms are requested to provide formal written valuations in respect of the property. Up to date external professional valuations are sought in circumstances where it is believed that sufficient transactional evidence is available to support an expert objective view. Given the significant dislocation in the property markets during 2008, professional valuations were often unavailable or unreliable. Historic valuations are also used as benchmarks to compare against current market conditions.

The residual value methodology assesses the value in the land or property asset after meeting the incremental costs to complete the development. This approach looks at the cost of developing the asset to determine the residual value for the Group, including covering the costs to complete, including additional funding costs, to determine the expected residual cash flows from completing the development. The key factors considered are: (i) the development potential given the location of the asset; (ii) its likely near term planning status; (iii) levels of demand; (iv) all costs associated with the completion of the project and v) expected market prices of completed units. Some elements of this approach are derived from one or a combination of the other valuation methodologies outlined. If following internal considerations which include consultations with valuers, the optimal value for the Group will be obtained through the development/completion of the project; a residual value methodology is used.

Application of local market knowledge would represent circumstances where the local bank management, familiar with the property concerned, with local market conditions, and with knowledge of recent completed transactions, would provide indications of the likely realisable value and a potential timeline for realisation.

After applying one of the above methodologies or a combination of these, depending on the type and nature of the collateral, the valuations typically result in the property assets being valued at amounts which represent discounts in range of 20% to 50% with some property assets receiving greater discounts. All costs likely to be associated with the realisation of the collateral are taken into account in the cash flow forecasts. The spread of discounts is influenced by the type of collateral, e.g. land, developed land or investment property and also their location. The valuation arrived at is therefore a function of the nature of the asset e.g. unserviced land in a rural area will most likely suffer a greater reduction in value if purchased at the height of a property boom than a fully let investment property with strong lessees. The discounts to original value, having applied our valuation methodologies, are typically as follows:

Land Urban	20% to 50%
Land Rural	Greater than 50%
Developed land/partially Developed i.e. with completed stock	20% to 50%
Investment property	20% to 50%.

At 31 December 2009, €x billion (31 December 2008: €1.5 billion) of the group’s property and construction impaired loans related to land and development which includes undeveloped land, together with land with developments in course of construction/development and depending on the facts and circumstances of each case, AIB uses different methodologies, as described above, in assessing the value of such collateral.

A further €x billion, (31 December 2008; €0.2 billion) related to loans with investment property assets as collateral. Investment property assets comprise completed developments which are available for letting or disposal in their current condition. In some cases the asset will be generating rental income. Valuations are completed using recent professional valuation and/or by consulting with external valuers’, who provide opinions on current values, based on yields for similar investment asset class and location. These valuations, and opinions on same, are reviewed and challenged internally as to their appropriateness.

Apart from the value to be realised from the collateral, the other key driver of the level of provision is the time it takes to receive the funds from the realisation of security. Depending on the type of security and the stage of development, it has been estimated that it may take in excess of two years and can be up to five years. These estimates are frequently reassessed on a case by case basis. In accordance with IAS 39, AIB discounts these cash flows at the assets’ effective interest rate to calculate their net present value and compares this with the carrying value of the asset, the difference being the level of provision required.

Each division has a dedicated workout unit whose function it is to monitor and proactively manage impaired loans. Ultimately the specialised loan ‘work-out’ manager will decide on the method(s) to be used, based on his/her expert judgement. The ‘work-out’ manager then recommends the required provision to the appropriate approval authority. The Group operates a tiered approval framework for provisions which are approved, depending on amount, by various delegated authorities up to Divisional Credit Committee / Special Credit Committee level. These committees are chaired by the Divisional Chief Credit Officer / Managing Director, where the valuation/provision is reviewed and challenged for appropriateness and adequacy.

These approaches and valuation outcomes are documented and the resultant provisions are reviewed and challenged as part of the approval process by the relevant delegated credit authority on a quarterly basis.

Appendix 2

Audit committee – page 114

The Board has determined that each of Mr Stephen L Kingon and Mr Dan O’Connor is an ‘independent audit committee financial expert’ for the purposes of Section 407 of the US Sarbanes-Oxley Act of 2002. Messrs Kingon and O’Connor have accepted this determination on the understanding that they have not thereby agreed to undertake additional responsibilities beyond those of a member (and Chairman, in the case of Mr. O’Connor) of the Audit Committee.

Appendix 3

Accounting policy 17 – page 126

Valuation techniques

In the absence of quoted market prices, or in the case of over-the-counter derivatives, fair value is calculated using valuation techniques. Fair value may be estimated using quoted market prices for similar instruments, adjusted for differences between the quoted instrument and the instrument being valued. Where the fair value is calculated using discounted cash flow analysis, the methodology is to use to the extent possible market data that is either directly observable or is implied from instrument prices, such as interest rate yield curves, equities and commodities prices, credit spreads, option volatilities and currency rates. Our valuation techniques for derivatives do not include any element attributable to our own credit risk.

Note 54 – Fair value of financial instruments – page 226

Financial instruments recorded at fair value in the financial statements

(a) Financial instruments reported at fair value include trading portfolio financial assets and financial liabilities, derivative financial instruments and financial investments available for sale. The fair value of trading and available for sale debt securities, together with quoted equity shares are based on quoted prices, or bid/offer quotations sourced from external securities dealers, where these are available on an active market. Where securities and derivatives are traded on an exchange, the fair value is based on prices from the exchange. The fair value of unquoted equity shares, debt securities not quoted in an active market and over-the-counter derivative financial instruments is calculated using valuation techniques, as described above. Our valuation techniques for derivatives do not include any element attributable to our own credit risk. The market data is either directly observable or are implied from instrument prices at 31 December 2008 and 2007.

Appendix 4

Note 60 - Related party transactions – page 240

(a) Transactions with subsidiary undertakings

Allied Irish Banks, p.l.c. (“AIB”) is the ultimate parent company of the Group. Banking transactions are entered into by AIB with its subsidiaries in the normal course of business. These include loans, deposits, foreign currency transactions and the provision of guarantees on an ‘arms length’ basis. Balances between AIB and its subsidiaries are detailed in notes 25, 26, 36, 41 and 42. In accordance with IAS 27 - Consolidated and Separate Financial Statements, transactions with subsidiaries have been eliminated on consolidation.

(b) Associated undertakings and joint ventures

From time to time, the Group provides certain banking and financial services for associated undertakings. These transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features. Details of loans to associates are set out in Notes 25 and 26, while deposits from associates are set out in Notes 41 and 42.

(d) Provision of banking and related services to Group Pension Funds, unit trusts and investment funds managed by Group companies

The Group provides certain banking and financial services including asset management and money transmission services for the AIB Group Pension Funds and also for unit trusts and investment funds managed by Group companies. Such services are provided in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable transactions with other persons.

During 2008 BZWBK entered into several short-term reverse sale and repurchase transactions with investment funds managed by BZWBK AIB Towarzystwo Funduszy Inwestycyjnych S.A. The transactions are reflected within loans and receivables to customers, their maturity period is 3 months and they are collateralised with Government bonds. They amounted to €103 million at 31 December 2008 (2007: Nil)

(f) Transactions with Key Management Personnel

At 31 December 2008, deposit and other credit balances held by Key Management Personnel amounted to € 12.2m (2007: € 11.8m).

Loans to non-executive Directors are made in the ordinary course of business on normal commercial terms including interest rates and collateral, as prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectability or present other unfavourable features. Loans to executive directors and other senior executive officers are made (i) on terms applicable to other employees in the Group, in accordance with established policy, within limits set on a case by case basis, and/or (ii) on normal commercial terms.

Appendix 5

Certification

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code), the undersigned officer of Allied Irish Banks, p.l.c., a public limited liability company incorporated and registered in Ireland (the “Company”), hereby certifies, to such officer’s knowledge, that:

The Annual Report on Form 20-F for the year ended 31 December 2008 (the “Report”) of the Company fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: 13 March 2009	/s/ JOHN O’DONNELL
	Name:	John O’Donnell
	Title:	Group Finance Director

The foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Report or as a separate disclosure document.